[BAKER & McKENZIE LLP LETTERHEAD]

Reply to: Omer Ozden +1 416 865 2307 Omer.Ozden@bakernet.com

December 22, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Daniel Gordon - Branch Chief

Dear Mr. Gordon:

Re:	Chineseworldnet.com Inc. Form 20-F for the year ended December 31, 2005 Filed July 17, 2006 File No. 000-33051

ChineseWorldNet.com Inc. (the “Issuer” or the “Company”) is this day filing Amendment No. 1 to the above referenced Annual Report on Form 20-F for the year ended December 31, 2005 (“Form 20-F”). By this letter, we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated August 30, 2006 (the “Comment Letter”) to the Form 20-F, as filed on July 17, 2006.

With this letter, we have also provided the conformed copy of Amendment No. 1 (“Amendment No. 1”) to the Form 20-F and the exhibits thereto, as filed with the Commission with a filing date of December 22, 2006. Such copy of Amendment No. 1 has been marked to show the revisions made to the Form 20-F as filed on July 17, 2006.

This letter is in response to the Comment Letter, the paragraphs of which are numbered consecutively. The responses to such letter set forth below have been numbered to correspond thereto. Unless otherwise indicated, page references are to the red-lined pages of Amendment No. 1.

For your convenience, we have repeated each comment immediately prior to our response below.

COMMISSION LETTER DATED AUGUST 30, 2006

Form 20-F for the year ended December 31, 2005

Corporate Strategy and Strategic Business Plan, page 28

1.
You disclose that you provide small cap public companies’ information from Yahoo! Holdings (Hong Kong) Limited in return for a link connecting to from the Yahoo Chinese website. You also disclose on page 29 that Tanrich provides information on the Hong Kong future market and stock market to you in exchange for your commentaries and news on the North American stock markets. Lastly, we note from your agreement with PRNewswire Association LLC which was filed as Exhibit 4(b)3 that you have been granted a license to use PRN’s content and trademark in return for various services that you provide for PRN. Please tell us how you have accounted for these transactions and the accounting literature you relied upon to determine the proper accounting treatment.

Our service relationship with Yahoo! Holdings (Hong Kong) (“Yahoo HK”) was solely a service-to-service connection where we provided Yahoo HK with information on small cap public Chinese companies, and in return we obtained a link on the Yahoo HK website connecting www.chineseworldnet.com. The agreement related to this relationship expired in fiscal 2003 and therefore we have removed the reference to this agreement in the Amendment No. 1. Please see page 28.

We provide a news channel to PR Newswire for online news media in return for PR Newswire’s content and trademark to be posted on our website. Again this is a service-to-service relationship. Tanrich Financial Group provides Hong Kong futures and stock market sector news to us for marketing purposes and in return we provide a link on our website to access the Tanrich Financial Group.

Our agreements with the three companies, Yahoo HK, Tanrich Financial Group, and PR Newswire are non-monetary transactions. We have accounted for these transactions in accordance with Accounting Principles Board No. 29 “Accounting for Nonmonetary Transactions” (“APB 29”) and with Emerging Issues Task Force No. 99-17 “Accounting for Advertising Barter Transactions” (“EITF 99-17”). While EITF 99-17 contemplates barter transactions in which each party exchanges rights to place advertisements on each other’s websites, we believe the application of EITF 99-17 to these transactions is relevant because we are providing advertising to others in exchange for non-monetary services. No cash was exchanged between the parties in any of the above transactions. As required under paragraph 18 of APB 29, in general, accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, with a corresponding gain or loss recognized. However, as noted in paragraph 20(a) of APB 29, if fair value of neither the asset (or service) received nor the asset (or service) relinquished is determinable, then the carrying amount should be used to account for the transaction. EITF 99-17 paragraph 5 states that a period not to exceed six months prior to the date of the transaction should be used to determine whether a historical practice exists of receiving cash or marketable securities for similar advertising. The Company did not engage in any transactions with other entities in which information provided or received in similar transactions involved the receipt or payment of cash or marketable securities. Therefore, as noted in paragraph 4 of EITF 99-17, if the fair value is not determinable, the transaction should be recorded based on the carrying amount of the advertising surrendered, which is zero.

Additional disclosure regarding non-monetary transactions was added to Note 2 to the Consolidated Financial Statements in accordance with the disclosure requirements of APB 29 and EITF 99-17. Please see page F-13.

Item 5 - Operating and Financial Review and Prospects

A.           Results of Operations, page 33

2.
Please revise to provide a more robust explanation of the changes in revenues and expenses from 2004 to 2005 and from 2003 to 2004. Please further discuss the components of the changes and what caused the increases or decreases for the separate revenue line items presented on pages 27 and 34 and the separate expense items presented in your income statement that had material changes year over year. Additionally, please discuss your expectations for the future. Please refer to SEC Release No. 33-8350.

Please see our revisions at pages 33 through 39.

3.	Please also expand your discussion to include explanations for the material changes in the other income (loss) line items.

Please see our revisions at pages 36 and 39.

4.
You disclose in the third paragraph that your overall subscription fee revenues from your CWN membership did not drop in 2005 upon your decrease in the monthly subscription fee. You also disclose that your financial portal business generated revenue of US$18,757 in 2005. However, on pages 27 and 34 you disclose that CWN membership, Online Service revenue actually decreased 25% from US$15,279 in 2004 to US$11,475 in 2005. Please reconcile these discrepancies and revise your disclosure accordingly.

The reduction in subscription fees resulted in increased memberships but total revenues decreased and our original language in the Form 20-F, as referred to in your comment, was incorrect. Accordingly, the disclosure has been revised in Amendment No. 1 at page 34 to reflect the revenue decrease.

B.            Liquidity and Capital Resources, page 35

5.
Please revise to discuss those items which management specifically believes may be indicators of the company’s liquidity condition in both the short term and long term. In addition, you should consider discussing the primary sources and uses of cash and material changes in specific items underlying the major captions reported in the financial statements. Please refer to SEC Release No. 33-8350.

Please see our revisions at page 40.

Item 17 - Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

6.
We note that your accountant has relied upon another accountant’s report dated March 28, 2005 for the financial statements for the years ended December 31, 2004 and 2003. Please revise your filing to include the separate report of the other accountant as required by Article 2-05 of Regulation S-X. We further note that the other accountant has ceased its operations; thus, the predecessor auditor’s report dated March 28, 2005 should be reprinted with a legend indicating (a) that the report is a copy of the previously issued report and (b) that the predecessor auditor has not reissued the report. For reference by analogy, please see SEC Release No. 33-8070.

We have included the separate Auditors’ Report from Moore Stephens Ellis Foster Ltd (“MSEF”) dated March 28, 2005 immediately following the report by the Company’s current independent auditors. The Company engaged Ernst & Young LLP (“E&Y”), as its independent registered public accounting firm as a result of a transaction which the Company believes occurred on May 3, 2005, pursuant to which MSEF entered into an agreement with E&Y under which certain assets of MSEF were sold to E&Y and the professional staff and partners of MSEF joined E&Y either as employees or partners of E&Y and carried on their practice as members of E&Y. We were informed that MSEF still retains the capacity to re-issue previous audit reports and provide their inclusion in public filings and accordingly, they have re-issued their Report to us for inclusion in Amendment No. 1.

7.
We note that the audit report for the year ended December 31, 2005 is not signed. Please confirm to us that you obtained a manually signed audit report from your independent registered public accounting firm at the time of this filing, in accordance with Rule 302 of Regulation S-T. If a manually signed audit report was properly obtained, please revise the report to include the signature of the auditor as required by Article 2-02 of Regulation S-X.

We confirm that we obtained a manually signed audit report from our current independent auditors, E&Y at the time of filing the Form 20-F with the SEC. The audit report from E&Y contained in Amendment No. 1 has been revised to include the independent auditor’s conformed signature.

Consolidated Statements of Cash Flows, page F-6

8.
We note that you incurred expenses of US$31,447, US$26,458, and US$4,467 in 2005, 2004, and 2003, respectively, for your provision for doubtful accounts; however, you did not include adjustments for these non-cash expense items in your adjustments to reconcile net loss to your net cash flows from operating activities. Please revise your cash flow statements accordingly.

The cash flow statements have been corrected to properly reflect the provision for doubtful accounts as an adjustment to reconcile net loss to net cash flows from operating activities. We have added Note 10 - Restatement to the consolidated financial statements. Please see page F-21.

9.
We note that you have presented the increase in your accounts receivable from 2004 to 2005 as a positive amount in your cash flow statement; however, since this amount represents the excess of new accounts receivable over collections from customers, this amount should be presented as a negative number. Please revise your cash flow statements accordingly.

The cash flow statements have been corrected to properly reflect the increase in accounts receivable as a negative number as we had erroneously included the cash received from Technology City Holdings Limited (please also see our response below to your comment 10 as part of the change in accounts receivable). We have added Note 10 - Restatement to the consolidated financial statements. Please see page F-21.

10.
You disclose in Note 4 of your 20-F filed June 30, 2005 that the cash from Technology City Holdings Limited in an amount of US$69,282 was received subsequently to the end of fiscal year 2004. It appears that this amount represented a return of your investment in Technology City Holdings Limited and also the sale of your stock to Marrick Investments Limited; however, we are not able to locate these cash in-flows in your cash statement for 2005. Please explain or revise your cash flow statement accordingly.

The cash flow statements have been corrected to properly reflect the receipt of cash from Technology City Holdings Limited as a source of cash from investing activities. We have added Note 10 - Restatement to the financial statements. Please see page F-21.

Note 2 - Significant Accounting Policies

Revenue Recognition, page F-11

11.	Please expand your disclosure to specifically address your revenue recognition policy for each type of service. Please also address the following items in your response:

•
On page 25, you disclose that the fee for six-month banner advertising is from $2.50 to $500 per month based on the estimated number of times the banner advertising will be seen by the readers of the website; however, you also disclose on page 27 that all of your revenues for the year ended December 31, 2005 were earned by NAI, not your portal business. Please further tell us the terms of this service in your IR/PR business and your accounting treatment when the actual number of times the banner advertising is clicked by readers differs from the estimated number.

We have corrected the disclosure of our advertising rates to properly reflect the range from $250 to $500 per month, rather than $2.50 to $500 as was incorrectly reflected in the Form 20-F. Please see page 24.

The Company earns all revenues through its operating company, NAI, including revenues generated from the www.chineseworldnet.com website. We have revised our disclosure to properly and consistently reflect this information in Amendment No. 1. All customer contracts for Banner Advertisements and IR/PR Services are with NAI. The terms of service for the IR/PR business have been revised in the disclosure in Amendment No. 1. Once the contract has been signed, the monthly revenue is fixed regardless of the actual number of reader clicks, and therefore, the Company recognizes revenue from these services on a straight-line basis over the service period.

•
On page 25, you disclose that your web page hosting and maintenance service includes the design and set-up of the website in Chinese, monthly maintenance for a 12-month period, and also a link to the website from your www.na-investor.com website. It appears that this is a revenue arrangement with multiple deliverables. Please tell us how you recognize the revenue from these arrangements and how you considered EITF 00-21 when determining the proper treatment.

Revenues from these arrangements are deferred in full on the receipt of payment upon execution of the agreement. We recognize revenue on a straight-line basis over the contract term, generally 12 months.

We have considered the guidance in EITF 00-21 when determining the proper treatment of revenues earned from these arrangements. EITF 00-21 discusses the separability of multiple products and/or services, or “deliverables” into multiple units of accounting. It also discusses allocation of revenue to each of the identified units of accounting. We identified the potential separate units of accounting pursuant to paragraph 9 of EITF 00-21 to be (1) webpage design and setup, and (2) monthly hosting and maintenance. The webpage setup and design is a small portion of the services we provide under these arrangements. We would typically incur approximately 2 to 3 hours for this stage. The monthly hosting and maintenance would incur the majority of our services under this arrangement and would consist of approximately 40 to 50 hours. The separation criteria was not met for the webpage link and it is accounted for as a combined unit of accounting with the monthly maintenance services. Based on estimated costs and efforts, we have determined an estimate of fair values to each corresponding unit as follows: (1) 7% and (2) 93%. However, since it is inappropriate to use costs or costs plus profit margin as a basis for VSOE, we have not allocated revenue based on this estimated split. We have calculated that, given the low historical volume of sales of these services, we currently do not have objective and reliable evidence of fair value of the undelivered items (monthly hosting and maintenance) in accordance with paragraph 9 of EITF 00-21. Accordingly, since the separation criteria of EITF 00-21 have not been met for the delivered item (1), the entire arrangement is accounted for as one unit of accounting. The monthly hosting and maintenance services are provided evenly over a contractual term. Accordingly, the entire arrangement is recognized over a straight-line basis once the webpage design and setup have been delivered.

•
You disclose that fees from membership subscriptions are recognized over the term of the subscription. Please be more specific in your disclosure and identify the rate at which the revenues are recognized (i.e. straight-line).

The disclosure has been revised to reflect the recognition of revenue from membership subscriptions on a straight-line basis over the contract term. Please see Note 2 under Revenue Recognition at page F-14.

•
You disclose that some fees are received in advance and require continuing performance; you state that you defer these amounts and recognize them systematically over the period of services provided to customers. Please clarify what is meant by ‘systematically’ and also tell us what type of services this policy applies to. Also specifically for the amounts collected in advance for your investment seminars and conferences, please tell us how and when you recognize the related revenue.

Revenues received in advance that require continuing performance are deferred and are recognized on a straight-line basis over the contract term. This policy applies to membership fees. We have removed the word “systematically” and clarified it with clearer language. Amounts collected in advance for our investment seminars and conferences are deferred and are recognized at the end of the month that the seminars and conferences take place. Please see Note 2 under Revenue Recognition at page F-14.

Accounts Receivable, page F-12

12.	Please revise your filing to include Schedule II - Valuation and Qualifying Accounts. See Rule 5-04 of Regulation S-X.
The financial statements have been restated to include the information required in Schedule II - Valuation and Qualifying Accounts on the Consolidated Balance Sheets. Please see additional disclosures on Accounts Receivable on the Consolidated Balance Sheets to include the allowance for doubtful accounts on F-3 together with Note 11 - Accounts Receivable at Page F-22.

Note 4 - Investment in Technology City Holdings Limited, page F-14

13.
Per review of your exchange agreement with Marrick Investments Limited which was filed as an exhibit in your 20-F filed June 30, 2005, we note that you acquired cash in the amount of HK$540,000 and website software & equipment with a net book value of HK$185,810.54 as of December 31, 2003. However, it appears that you only recorded the cash received in the transaction based on the value assigned to the common stock issued to Datacom Venture Limited, Marrick’s sister company. Please tell us if you did, in fact, acquire website software & equipment in this transaction and, if so, please tell us the fair value of the assets acquired at the time of the transaction. Also, please tell us how you considered the value of the equipment when determining the value of the stock issued in the transaction.

Pursuant to the exchange agreement dated April 1, 2004, between us and Marrick Investments Limited, we acquired the remaining assets of Technology City Holdings Ltd consisting of cash in the amount of HK$540,000 (USD$69,282), website software with a net book value as of December 31, 2003 of HK$152,870, and equipment with a net book value as of December 31, 2003 of HK$32,940. On closing of the transaction in April 2004, the website software and equipment (the “Hard Assets”) were determined to have a fair value of zero. The website was not functional at the time of the transaction and continues to be dormant. The equipment was four to five years old, was not being used, and was considered obsolete. It continues to be unused and held in storage. Therefore, upon completion of the transaction, no value was assigned to the acquisition of the Hard Assets, and the cash amount was used to value the common stock issued in the transaction.

Very truly yours,
BAKER & McKENZIE LLP

Omer Ozden

cc:  Jessica Barberich